

June 17, 2013

<u>Via E-Mail</u>
Oscar Gonzalez Rocha
Chief Executive Officer
Southern Copper Corporation
1440 East Missouri Avenue, Suite 160
Phoenix, AZ 85014

> **Re: Southern Copper Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 25, 2013**
> **Response submitted May 28, 2013**
> **File No. 001-14066**

Dear Mr. Rocha:

      We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72</u>

<u>Operating Cash Costs, page 75 and Non-GAAP Information Reconciliation, page 95</u>

1. We note you present the non-GAAP measure, "operating cash cost per pound of copper produced" of $0.713, $0.517 and $0.28 for the years ended December 31, 2012, 2011 and 2010, respectively, computed by deducting by-product Molybdenum, Silver, zinc and other sales (the "non-GAAP measure"). In calculating this non-GAAP measure, we believe the reduction for by-product revenues is not appropriate because it materially

distorts your actual production costs. In this regard, your presentation suggests you incurred lower mining costs for copper, which in actuality is not the case. We can appreciate your desire to convey the notion that by-product revenues were sufficient to offset your costs to a degree; however, you should consider describing that in a manner so as to avoid presenting the non-GAAP measure. We believe the significance of by-product revenues can be described textually in a manner that investors can understand without including the non-GAAP measure. Please amend your Form 10-K as appropriate to comply.

Schedule 14A Filed March 25, 2013

Summary Compensation Table, page 22

2. We note your response to comment three in our letter dated May 15, 2013. Item 402(a)(2) of Regulation S-K requires disclosure of all compensation paid to the named executive officers by any person for all services rendered in all capacities to the registrant. Please advise us of the amount of compensation (whether or not paid by another entity) received by Mr. Mercado for services rendered to you. Please also confirm that in future filings your disclosure will include all compensation paid to Mr. Mercado and other named executive officers for services rendered to you even if paid by other entities. Please provide draft disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at 202-551-3727 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at 202-551-3589 or Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining